FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Financial results for the quarter and nine months ended December 31, 2017
2.	Auditors Report dated January 31, 2018
3.	Press Release dated January 31, 2018

Item 1

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS

(₹. in crore)
Sr. no.	Particulars			Three months ended			Nine months ended		Year ended
				December 31, 2017 (Q3-2018)	September 30, 2017 (Q2-2018)	December 31, 2016 (Q3-2017)	December 31, 2017 (9M-2018)	December 31, 2016 (9M-2017)	March 31, 2017 (FY2017)
				(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			13,665.35	13,577.05	13,618.10	40,701.53	40,587.75	54,156.28
	a)	Interest/discount on advances/bills		10,238.14	10,090.26	9,870.00	30,175.71	29,612.67	39,603.39
	b)	Income on investments		2,860.71	2,878.91	2,947.68	8,566.75	8,755.41	11,377.07
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		154.04	144.82	125.55	497.36	213.53	495.46
	d)	Others		412.46	463.06	674.87	1,461.71	2,006.14	2,680.36
2.	Other income (refer note no. 4 and 9)			3,166.87	5,186.24	3,938.31	11,741.02	16,487.25	19,504.48
3.	TOTAL INCOME (1)+(2)			16,832.22	18,763.29	17,556.41	52,442.55	57,075.00	73,660.76
4.	Interest expended			7,960.08	7,867.98	8,254.75	23,697.35	24,812.58	32,418.96
5.	Operating expenses (e)+(f)			3,814.39	3,908.81	3,777.74	11,517.64	10,887.69	14,755.06
	e)	Employee cost		1,362.55	1,514.06	1,405.95	4,387.77	4,253.26	5,733.71
	f)	Other operating expenses		2,451.84	2,394.75	2,371.79	7,129.87	6,634.43	9,021.35
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			11,774.47	11,776.79	12,032.49	35,214.99	35,700.27	47,174.02
7.	OPERATING PROFIT (3)–(6)			5,057.75	6,986.50	5,523.92	17,227.56	21,374.73	26,486.74
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 6 and 7)			3,569.56	4,502.93	2,712.70	10,681.23	12,309.91	15,208.13
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			1,488.19	2,483.57	2,811.22	6,546.33	9,064.82	11,278.61
10.	Exceptional items			..	..	..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			1,488.19	2,483.57	2,811.22	6,546.33	9,064.82	11,278.61
12.	Tax expense (g)+(h)			(162.05)	425.38	369.40	788.90	1,288.37	1,477.52
	g)	Current period tax		439.61	1,616.24	973.50	2,883.81	3,161.20	2,180.12
	h)	Deferred tax adjustment		(601.66)	(1,190.86)	(604.10)	(2,094.91)	(1,872.83)	(702.60)
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			1,650.24	2,058.19	2,441.82	5,757.43	7,776.45	9,801.09
14.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)			1,650.24	2,058.19	2,441.82	5,757.43	7,776.45	9,801.09
16.	Paid-up equity share capital (face value ₹ 2 each) (refer note no. 5)			1,284.67	1,283.58	1,164.33	1,284.67	1,164.33	1,165.11
17.	Reserves excluding revaluation reserves (refer note no. 5)			100,168.25	98,456.52	93,519.48	100,168.25	93,519.48	95,737.57
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.16	0.14	0.12	0.16	0.12	0.19
	ii)	Capital adequacy ratio (Basel III)		17.65%	17.56%	15.98%	17.65%	15.98%	17.39%
	iii)	Earnings per share (EPS) (refer note no. 5)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	2.57	3.21	3.81	8.98	12.15	15.31
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	2.55	3.18	3.80	8.89	12.10	15.25
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		46,038.70	44,488.54	38,084.97	46,038.70	38,084.97	42,551.54
	ii)	Net non-performing customer assets		23,810.25	24,129.78	20,154.88	23,810.25	20,154.88	25,451.03
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		7.82%	7.87%	7.20%	7.82%	7.20%	7.89%
	iv)	% of net non-performing customer assets to net customer assets		4.20%	4.43%	3.96%	4.20%	3.96%	4.89%
20.	Return on assets (annualised)			0.83%	1.08%	1.30%	1.00%	1.43%	1.35%

1.	At December 31, 2017, the percentage of gross non-performing advances (net of write-off) to gross advances was 8.55% (September 30, 2017: 8.79%) and net non-performing advances to net advances was 4.64% (September 30, 2017: 4.98%).

1

SUMMARISED UNCONSOLIDATED BALANCE SHEET

(₹ in crore)

	At
Particulars	December 31, 2017 (Q3-2018)	September 30, 2017 (Q2-2018)	March 31, 2017 (FY2017)	December 31, 2016 (Q3-2017)
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital (refer note no. 5)	1,284.67	1,283.58	1,165.11	1,164.33
Employees stock options outstanding	5.66	6.16	6.26	6.36
Reserves and surplus (refer note no. 5)	103,209.99	101,498.26	98,779.71	96,342.78
Deposits	517,403.07	498,642.75	490,039.06	465,284.29
Borrowings (includes preference shares and subordinated debt)	158,176.05	150,702.37	147,556.15	159,098.02
Other liabilities and provisions	33,469.48	35,669.04	34,245.16	35,901.14
Total Capital and Liabilities	813,548.92	787,802.16	771,791.45	757,796.92

Assets
Cash and balances with Reserve Bank of India	32,484.46	27,784.10	31,702.41	26,193.57
Balances with banks and money at call and short notice	23,379.91	25,577.85	44,010.66	34,973.01
Investments	179,806.57	179,935.23	161,506.54	168,987.47
Advances	505,386.90	482,780.13	464,232.08	457,469.45
Fixed assets	7,923.02	7,995.35	7,805.21	7,550.96
Other assets	64,568.06	63,729.50	62,534.55	62,622.46
Total Assets	813,548.92	787,802.16	771,791.45	757,796.92

CONSOLIDATED FINANCIAL RESULTS

(₹ in crore)

Sr. no.	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2017 (Q3-2018)	September 30, 2017 (Q2-2018)	December 31, 2016 (Q3-2017)	December 31, 2017 (9M-2018)	December 31, 2016 (9M-2017)	March 31, 2017 (FY2017)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	28,500.92	30,190.54	27,875.67	85,209.03	84,794.34	113,397.63
2.	Net profit	1,894.15	2,071.38	2,610.83	6,570.26	8,105.63	10,188.38
3.	Earnings per share (EPS) (refer note no. 5)
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	2.95	3.23	4.08	10.24	12.66	15.91
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	2.92	3.20	4.06	10.14	12.61	15.84
4.	Total assets	1053677.11	1,020,868.19	962,897.15	1053677.11	962,897.15	985,724.65

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UNCONSOLIDATED SEGMENTAL RESULTS

(₹ in crore)
Sr. no.	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2017 (Q3-2018)	September 30, 2017 (Q2-2018)	December 31, 2016 (Q3-2017)	December 31, 2017 (9M-2018)	December 31, 2016 (9M-2017)	March 31, 2017 (FY2017)
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	12,679.93	12,285.14	11,550.64	37,161.52	33,360.17	45,391.18
b	Wholesale Banking	7,438.76	7,571.70	7,809.58	22,239.05	23,267.12	30,640.57
c	Treasury	11,735.55	13,691.68	12,806.15	37,382.32	43,136.45	54,562.99
d	Other Banking	250.26	327.19	450.00	1,006.26	1,404.34	1,864.09
	Total segment revenue	32,104.50	33,875.71	32,616.37	97,789.15	101,168.08	132,458.83
	Less: Inter segment revenue	15,272.28	15,112.42	15,059.96	45,346.60	44,093.08	58,798.07
	Income from operations	16,832.22	18,763.29	17,556.41	52,442.55	57,075.00	73,660.76
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	1,929.63	1,555.31	1,334.78	5,171.39	3,696.50	5,385.30
b	Wholesale Banking	(1,587.05)	(2,407.53)	(978.62)	(4,659.95)	(6,594.69)	(7,434.11)
c	Treasury	1,102.25	3,214.56	2,241.43	5,637.25	11,499.76	12,670.70
d	Other Banking	43.36	121.23	213.63	397.64	463.25	656.72
	Total segment results	1,488.19	2,483.57	2,811.22	6,546.33	9,064.82	11,278.61
	Unallocated expenses	..	..	..	..	..	..
	Profit before tax	1,488.19	2,483.57	2,811.22	6,546.33	9,064.82	11,278.61
3.	Segment assets
a	Retail Banking	241,801.22	232,051.14	195,503.28	241,801.22	195,503.28	213,695.04
b	Wholesale Banking	274,491.81	263,992.12	268,647.38	274,491.81	268,647.38	261,265.28
c	Treasury	273,717.87	269,202.19	272,520.26	273,717.87	272,520.26	274,821.84
d	Other Banking	10,957.19	11,258.45	11,960.90	10,957.19	11,960.90	10,999.93
e	Unallocated	12,580.83	11,298.26	9,165.10	12,580.83	9,165.10	11,009.36
	Total segment assets	813,548.92	787,802.16	757,796.92	813,548.92	757,796.92	771,791.45
4.	Segment liabilities
a	Retail Banking	389,383.72	377,917.45	358,007.45	389,383.72	358,007.45	367,808.59
b	Wholesale Banking	151,248.75	145,955.80	133,667.09	151,248.75	133,667.09	149,519.14
c	Treasury	164,546.16	157,502.81	165,100.70	164,546.16	165,100.70	151,145.75
d	Other Banking	3,869.97	3,638.10	3,508.21	3,869.97	3,508.21	3,366.90
e	Unallocated	..	..	..	..	..	..
	Total segment liabilities	709,048.60	685,014.16	660,283.45	709,048.60	660,283.45	671,840.38
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(147,582.50)	(145,866.31)	(162,504.17)	(147,582.50)	(162,504.17)	(154,113.55)
b	Wholesale Banking	123,243.06	118,036.32	134,980.28	123,243.06	134,980.28	111,746.14
c	Treasury	109,171.71	111,699.38	107,419.57	109,171.71	107,419.57	123,676.09
d	Other Banking	7,087.22	7,620.35	8,452.69	7,087.22	8,452.69	7,633.03
e	Unallocated	12,580.83	11,298.26	9,165.10	12,580.83	9,165.10	11,009.36
	Total capital employed	104,500.32	102,788.00	97,513.46	104,500.32	97,513.46	99,951.07

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on 'Segmental Reporting' which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.

2.	'Retail Banking' includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.

4.	'Treasury' includes the entire investment and derivative portfolio of the Bank.

5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank.

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Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on January 31, 2018. The auditors have issued an unmodified opinion on the unconsolidated financial statements for Q3-2018 and 9M-2018.

2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting'.

3.	In accordance with RBI guidelines on 'Basel III Capital Regulations' read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at December 31, 2017 including leverage ratio and liquidity coverage ratio is available at http://www.icicibank.com/regulatory-disclosure.page.

4.	Pursuant to approval by the Board of Directors of the Bank on June 5, 2017, the Bank sold equity shares representing 7.00% shareholding in ICICI Lombard General Insurance Company Limited in the initial public offer (IPO) during Q2-2018 for a total consideration of ₹ 2,099.43 crore. The sale resulted in a gain (before tax and after IPO related expenses) of ₹ 2,012.15 crore in unconsolidated financial results and ₹ 1,711.32 crore in consolidated financial results for Q2-2018 and 9M-2018.

During 9M-2017, the Bank sold a part of its shareholding in ICICI Prudential Life Insurance Company Limited in the initial public offer (IPO) for a total consideration of ₹ 6,056.79 crore. The sale resulted in a gain (before tax and after IPO related expenses) of ₹ 5,682.03 crore in unconsolidated financial results and ₹ 5,129.88 crore in consolidated financial results for 9M-2017 and FY2017.

5.	The shareholders of the Bank approved the issue of bonus shares of ₹ 2 each in the proportion of 1:10, i.e. 1 (one) bonus equity share of ₹ 2 each for every 10 (ten) fully paid-up equity shares held (including shares underlying ADS), through postal ballot on June 12, 2017. Accordingly, the Bank issued 582,984,544 equity shares as bonus shares during Q1-2018. Further, the basic and diluted earnings per share have been restated for Q3-2017, 9M-2017 and FY2017 as required by Accounting Standard (AS) 20 - Earnings per share.

6.	On April 18, 2017, RBI through its circular advised that the provisioning rates prescribed as per the prudential norms circular are the regulatory minimum and banks are encouraged to make provisions at higher rates in respect of advances to stressed sectors of the economy and had specifically highlighted the telecom sector. Accordingly, during 9M-2018, the Bank as per its Board approved policy made additional general provision amounting to ₹ 198.77 crore on standard loans to borrowers

7.	During Q1-2018, RBI advised banks to initiate insolvency resolution process in respect of 12 accounts under the provisions of Insolvency and Bankruptcy Code, 2016 (IBC) and also required banks to make higher provisions for these accounts during the year. RBI allowed banks to spread this additional provision over three quarters starting Q2-2018. The Bank, during FY2018, was required to make additional provision of ₹ 651.17 crore due to the above in addition to the provisions to be made as per the existing RBI guidelines. The Bank, on prudent basis, has made this entire additional provision during Q2-2018.

Further, during Q2-2018, RBI advised banks to make efforts to complete the resolution process as agreed in JLF/consortium and implement a viable resolution plan in respect of certain additional accounts by a specified date, failing which, the JLF/consortium were required to initiate insolvency proceedings for those accounts under the provisions of the IBC and banks will be required to make higher provision by March 31, 2018. At December 31, 2017, the Bank had outstanding loans to 18 such borrowers amounting to ₹ 10,060.75 crore (excluding non-fund outstanding amount of ₹ 1,335.04 crore). Out of these loans, 98.6% of the loans amounting to ₹ 9,915.06 crore are to borrowers classified as non-performing at December 31, 2017. At December 31, 2017, the Bank holds provision of ₹ 3,662.59 crore against these outstanding loans, which amounts to 36.4% provision coverage in respect of outstanding loans to these borrowers Of the above 18 accounts, insolvency proceedings in respect of 16 accounts have been initiated under the provisions of the IBC. The additional provision on such accounts would be made by March 31, 2018.

8.	During Q1-2018, with the approval of Board of Directors, the Bank has transferred securities amounting to ₹ 24,362.06 crore from held-to-maturity (HTM) category to available-for-sale (AFS) category, being transfer of securities at the beginning of the accounting year as permitted by RBI. Further, the Bank undertook 51 transactions for sale of securities with net book value of ₹ 4,344.09 crore, amounting to 4.62% of HTM portfolio during 9M-2018. During FY2017, the Bank undertook 1,547 transactions for sale of securities with a net book value of ₹ 70,002.45 crore, amounting to 70.60% of the HTM portfolio at the beginning of FY2017 (Q3-2017: 351 transactions for ₹ 15,169.81 crore, amounting to 15.30% of HTM portfolio; 9M-2017: 981 transactions for ₹ 47,975.65 crore, amounting to 48.39% of HTM portfolio). The above sale is excluding sale to RBI under pre-announced Open Market Operation auctions and repurchase of government securities by Government of India, as permitted by RBI guidelines.

4

9.	Other income for 9M-2017 includes net foreign exchange gain relating to overseas operations amounting to ₹ 288.41 crore. The net foreign exchange gain amounting to ₹ 288.41 crore recognised upto December 31, 2016 was subsequently reversed in Q4-2017 as per the RBI circular on ‘Guidelines on compliance with Accounting Standard (AS) 11 [The Effects of Changes in Foreign Exchange Rates] by banks - clarification' dated April 18, 2017, on repatriation of accumulated profits or retained earnings from overseas operations.

10.	During Q3-2018, the Bank has allotted 5,467,649 equity shares of ₹ 2 each pursuant to exercise of employee stock options.

11.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.

12.	The above unconsolidated financial results are audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants.

13.	₹ 1 crore = ₹ 10.0 million.

For and on behalf of the Board of Directors

/s/ N. S. Kannan
Place: Date:	Mumbai January 31, 2018	N. S. Kannan Executive Director DIN-00066009

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Item 2

B S R & Co. LLP

Chartered Accountants

5th Floor, Lodha Excelus	Telephone +91 (22) 4345 5300
Apollo Mills Compound	Fax +91 (22) 4345 5399
N. M. Joshi Marg, Mahalaxmi
Mumbai – 400 011
India

Auditor’s Report on Quarterly Financial Results and Year to Date Results of ICICI Bank Limited pursuant to the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

To The Board of Directors of

ICICI Bank Limited

1.	We have audited the standalone quarterly financial results of ICICI Bank Limited (the ‘Bank’) for the quarter ended 31 December 2017 and the standalone year to date financial results for the period from 1 April 2017 to 31 December 2017, attached herewith, being submitted by the Bank pursuant to the requirement of Regulation 33 of the Securities and Exchange Board of India (‘SEBI’) (Listing Obligations and Disclosure Requirements) Regulations, 2015, except for the disclosure relating to ‘consolidated pillar 3 disclosure as at 31 December 2017, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations’ as have been disclosed on the Bank’s website and in respect of which a link has been provided in the standalone quarterly financial results and have not been audited by us.

2.	These standalone quarterly financial results as well as the year to date financial results have been prepared from the condensed standalone interim financial statements, which are the responsibility of the Bank’s management and have been approved by the Board of Director Our responsibility is to express an opinion on these standalone quarterly financial results based on our audit of such condensed standalone interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (‘AS’) 25, Interim Financial Reporting, mandated under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder, provisions of Section 29 of the Banking Regulation Act, 1949, circulars and guidelines issued by Reserve Bank of India from time to time and other accounting principles generally accepted in India.

3.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

4.	In our opinion and to the best of our information and according to the explanations given to us, these standalone quarterly financial results as well as the year to date results:

i)	have been presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 in this regard; and

ii)	give a true and fair view of the net profit and other financial information for the quarter ended 31 December 2017 as well as the year to date financial results for the period from 1 April 2017 to 31 December 2017.

BSR& Co. (a partnership firm with	Registered Office:
Registration No. BA61223) converted into	5th Floor, Lodha Excelus
B S R & Co. LLP (a Limited Liability, Partnership	Apollo Mills Compound
with LLP Registration No. AAB-8181)	N. M. Joshi Marg, Mahalaxmi,
with effect from October 14, 2013	Mumbai – 400 011, India

1

B S R & Co. LLP

Auditor’s Report on Quarterly Financial Results and Year to Date Results of ICICI Bank Limited pursuant to the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

ICICI Bank Limited

Other matter

5.	For the purpose of our audit as stated in paragraph 3 above, we did not audit the financial statements of Singapore, Bahrain, Hong Kong and Dubai branches of the Bank, whose financial statements reflect total assets of Rs. 1,156,551 million as at 31 December 2017, total revenues of Rs. 11,521 million for the quarter ended 31 December 2017 and Rs. 35,712 million for the period from 1 April 2017 to 31 December 2017 and net cash outflow amounting to Rs. 38,739 million for the quarter ended 31 December 2017 and net cash outflows amounting to Rs. 8,645 million for the period 1 April 2017 to 31 December 2017. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion in so far as it relates to such branches is based solely on the reports of the other auditor Our opinion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

/s/ Venkataramanan Vishwanath

Venkataramanan Vishwanath
Mumbai	Partner
31 January 2018	Membership No: 113156

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Item 3

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	January 31, 2018

Performance Review: Quarter ended December 31, 2017

•	Acceleration in loan growth: total domestic loan growth at 16% year-on-year at December 31, 2017 compared to 13% year-on-year at September 30, 2017

•	Retail loans grew by 22% year-on-year at December 31, 2017 compared to 19% year-on-year at September 30, 2017

•	Continued improvement in asset quality trends

•	Decline in gross non-performing asset (NPA) additions to ₹4,380 crore (US$ 686 million) in the quarter ended December 31, 2017 (Q3-2018) compared to ₹4,674 crore (US$ 732 million) in the quarter ended September 30, 2017 (Q2-2018) and Rs. 7,037 crore (US$ 1.10 billion) in the quarter ended December 31, 2016 (Q3-2017)

•	Recoveries and upgrades of Rs. 1,108 crore (US$ 173 million) from non-performing loans in Q3-2018 compared to Rs. 1,029 crore (US$ 161 million) in Q2-2018 and Rs. 625 crore (US$ 98 million) in Q3-2017

•	Net NPA ratio decreased to 4.20% at December 31, 2017 from 4.43% at September 30, 2017

•	160 basis points increase in provisioning coverage ratio to 60.9% (including cumulative prudential/ technical write-offs), further strengthening the balance sheet

•	Current and savings account (CASA) ratio at 50.4% at December 31, 2017

•	Domestic net interest margin was maintained above 3.5% in Q3-2018

•	Core operating profit, excluding treasury income and exchange rate gains relating to overseas operations, grew by 10% to Rs. 4,992 crore (US$ 782 million) in Q3-2018 from Rs. 4,549 crore (US$ 712 million) in Q3-2017

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•	Provisions declined sequentially from ₹4,503 crore (US$ 705 million) in Q2-2018 to ₹3,570 crore (US$ 559 million) in Q3-2018

•	Total capital adequacy of 18.10% and Tier-1 capital adequacy of 15.04% on standalone basis at December 31, 2017, including profits for nine months ended December 31, 2017 (9M-2018)

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended December 31, 2017.

Profit & loss account

•	Net interest income grew by 6% year-on-year to ₹5,705 crore (US$ 893 million) in the quarter ended December 31, 2017 (Q3-2018) compared to ₹5,363 crore (US$ 840 million) in the quarter ended December 31, 2016 (Q3-2017).

•	Domestic net interest margin was 3.53% and the overall net interest margin was 3.14% in Q3-2018.

•	Non-interest income was ₹3,167 crore (US$ 496 million) in Q3-2018 compared to ₹3,939 crore (US$ 617 million) in Q3-2017. In Q3-2017, non-interest income included ₹893 crore (US$ 140 million) of treasury gains due to increase in liquidity & decline in yields following demonetisation, and ₹82 crore (US$ 13 million) of exchange rate gains relating to overseas operations (subsequently reversed in Q4-2017 as RBI disallowed recognition of such gains in the P&L account).

•	Core operating profit, excluding treasury income and exchange rate gains relating to overseas operations, increased by 10% year-on-year to ₹4,992 crore (US$ 782 million) in Q3-2018 compared to ₹4,549 crore (US$ 712 million) in Q3-2017.

•	Provisions declined sequentially from ₹4,503 crore (US$ 705 million) in Q2-2018 to ₹3,570 crore (US$ 559 million) in Q3-2018.

•	Standalone profit after tax was ₹1,650 crore (US$ 258 million) for Q3-2018 compared to ₹2,058 crore (US$ 322 million) for Q2-2018 and ₹2,442 crore (US$ 382 million) for Q3-2017.

•	Consolidated profit after tax was ₹1,894 crore (US$ 297 million) in Q3-2018 compared to ₹2,071 crore (US$ 324 million) in Q2-2018 and ₹2,611 crore (US$ 409 million) for Q3-2017.

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Operating review

Credit growth

The year-on-year growth in domestic advances was 16% at December 31, 2017 compared to growth of 13% at September 30, 2017. The Bank has continued to leverage its strong retail franchise, resulting in a year-on-year growth of 22% in the retail portfolio at December 31, 2017 compared to growth of 19% at September 30, 2017. The retail portfolio constituted about 54% of the loan portfolio of the Bank at December 31, 2017. Total advances increased by 10% year-on-year to ₹505,387 crore (US$ 79.1 billion) at December 31, 2017 from ₹457,469 crore (US$ 71.6 billion) at December 31, 2016 compared to growth of 6% year-on-year at September 30, 2017.

Deposit growth

CASA deposits increased by 12% year-on-year to ₹ 260,635 crore (US$ 40.8 billion) at December 31, 2017. The Bank’s CASA ratio was 50.4% at December 31, 2017 compared to 49.5% at September 30, 2017 and 49.9% at December 31, 2016. The average CASA ratio increased to 45.7% in Q3-2018 from 45.2% in Q2-2018. Total deposits increased by 11% year-on-year to ₹517,403 crore (US$ 81.0 billion) at December 31, 2017. The Bank had a network of 4,860 branches and 14,262 ATMs at December 31, 2017.

Capital adequacy

The Bank’s capital adequacy at December 31, 2017 as per Reserve Bank of India’s guidelines on Basel III norms was 17.65% and Tier-1 capital adequacy was 14.57% compared to the regulatory requirements of 10.35% and 8.35% respectively. In line with applicable guidelines, the Basel III capital ratios reported by the Bank for December 31, 2017 do not include the profits for nine months ended December 31, 2017 (9M-2018). Including profits for 9M-2018, the capital adequacy ratio for the Bank as per Basel III norms would have been 18.10% and the Tier I capital adequacy ratio would have been 15.04%.

Asset quality

The gross additions to non-performing assets (NPA) were ₹4,380 crore (US$ 686 million) in Q3-2018. Net loans to companies whose facilities have been restructured were ₹1,815 crore (US$ 284 million) at December 31, 2017 compared to ₹2,029 crore (US$ 318 million) at September 30, 2017. Recoveries and upgrades from non-performing loans were ₹1,108 crore (US$ 173 million) in Q3-2018. There was a sequential increase of 160 bps in the provision coverage ratio on non-performing loans, including cumulative

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technical/prudential write-offs to 60.9%, further strengthening the balance sheet. The gross NPA ratio decreased to 7.82% at December 31, 2017 from 7.87% at September 30, 2017. The net NPA ratio decreased to 4.20% at December 31, 2017 from 4.43% at September 30, 2017. Net NPAs and net restructured loans as proportion of net customer assets decreased from 5.21% at December 31, 2016 and 4.80% at September 30, 2017 to 4.52% at December 31, 2017.

Technology initiatives

Debit and credit card transactions continued to grow at a healthy rate of about 40% year-on-year in 9M-2018.

Over 8.3 million Unified Payment Interface (UPI) Virtual Payment Addresses have been created using the Bank’s and partners’ platforms till December 31, 2017. Further, the Bank had acquired over 158,000 merchants till December 31, 2017 on ‘Eazypay’, its mobile payments application for merchants.

During Q3-2018, the Bank entered into a new partnership for digital lending to launch a product that seamlessly offers interest-free digital credit instantly.

Digital channels like internet, mobile banking, POS and others accounted for about 81% of the savings account transactions in 9M-2018 compared to 73% in 9M-2017 driven by growth in the share of mobile banking transactions.

Consolidated results

Consolidated profit after tax was ₹1,894 crore (US$ 297 million) in Q3-2018 compared to ₹2,071 crore (US$ 324 million) in Q2-2018 and ₹2,611 crore (US$ 409 million) in Q3-2017.

Consolidated assets grew by 9.4% from ₹962,897 crore (US$ 150.7 billion) at December 31, 2016 to ₹1,053,677 crore (US$ 165.0 billion) at December 31, 2017.

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Subsidiaries

ICICI Life announced results for Q3-2018 on January 19, 2018. ICICI Life continued to maintain its market leadership among the private sector players in 9M-2018 on retail weighted received premium basis. ICICI Life’s retail weighted received premium increased by 26% from ₹ 4,277 crore (US$ 670 million) in the nine months ended December 31, 2016 (9M-2017) to ₹5,401 crore (US$ 846 million) in 9M-2018. The new business margin has been continuously improving from 8.0% in FY2016 to 10.1% in FY2017 and further to 13.7% in 9M-2018. ICICI Life’s profit after tax was ₹452 crore (US$ 71 million) for Q3-2018 compared to ₹450 crore (US$ 70 million) for Q3-2017.

The gross written premium of ICICI General grew by 17% from ₹8,250 crore (US$ 1.3 billion) in 9M-2017 to ₹9,630 crore (US$ 1.5 billion) in 9M-2018. The company continues to retain its market leadership among the private sector players ICICI General’s profit after tax was ₹232 crore (US$ 36 million) in Q3-2018 compared to ₹220 crore (US$ 34 million) in Q3-2017. The profit before tax grew by 43% to ₹322 crore (US$ 50 million) in Q3-2018 compared to ₹225 crore (US$ 35 million) in Q3-2017.

The profit after tax of ICICI Prudential Asset Management Company (ICICI AMC) increased by 22% year-on-year from ₹132 crore (US$ 21 million) in Q3-2017 to ₹161 crore (US$ 25 million) in Q3-2018. ICICI AMC continues to be the largest mutual fund in India based on average assets under management for Q3-2018.

The profit after tax of ICICI Securities, on a consolidated basis, was ₹153 crore (US$ 24 million) in Q3-2018.

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Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

₹ crore

	FY 2017	Q3-2017	9M-2017	Q2-2018	Q3-2018	9M-2018
Net interest income	21,737	5,363	15,775	5,709	5,705	17,004
Non-interest income	19,505	3,939	16,488	5,186	3,167	11,741
- Fee income	9,452	2,495	7,007	2,570	2,639	7,586
- Treasury income	8,577[1]	893	8,073	2,193[1]	66	3,117
- Other income	1,476	551[2]	1,408[2]	423	462	1,038
Less:
Operating expense	14,755	3,778	10,888	3,909	3,814	11,518
Core operating profit[3]	17,910	4,549	13,014	4,794	4,992	14,110
Operating profit	26,487	5,524	21,375	6,986	5,058	17,227
Less:
Provisions	15,208	2,713	12,311	4,503	3,570	10,681
Profit before Tax	11,279	2,811	9,064	2,483	1,488	6,546
Less: Tax	1,478	369	1,288	425	(162)	789
Profit after tax	9,801	2,442	7,776	2,058	1,650	5,757

1.	Includes profit on sale of shareholding in insurance subsidiaries of ₹5,682 crore in Q2-2017 and ₹ 2,012 crore in Q2-2018
2.	As per the RBI circular on ‘Guidelines on compliance with Accounting Standard (AS) 11 (The Effects of Changes in Foreign Exchange Rates) by banks' dated April 18, 2017, on repatriation of accumulated profits or retained earnings from overseas operations, the banks shall not recognise the proportionate exchange gains or losses held in the foreign currency translation reserve in the P&L account. Other income includes net foreign exchange gain amounting to ₹82 crore in Q3-2017 related to overseas operations which was reversed in Q4-2017
3.	Excluding treasury income and exchange rate gains relating to overseas operations
4.	Prior period figures have been re-grouped/re-arranged where necessary

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Summary Balance Sheet

₹ crore

	31-Dec-16	31-Mar-17	30-Sep-17	31-Dec-17
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,164	1,165	1,284	1,285
Employee stock options outstanding	6	6	6	6
Reserves and surplus	96,344	98,780	101,498	103,210
Deposits	465,284	490,039	498,643	517,403
Borrowings (includes subordinated debt)[1]	159,098	147,556	150,702	158,176
Other liabilities	35,901	34,245	35,669	33,470
Total Capital and Liabilities	757,797	771,791	787,802	813,549

Assets
Cash and balances with Reserve Bank of India	26,194	31,702	27,784	32,484
Balances with banks and money at call and short notice	34,973	44,011	25,578	23,380
Investments	168,987	161,507	179,935	179,807
Advances	457,469	464,232	482,780	505,387
Fixed assets	7,551	7,805	7,995	7,923
Other assets	62,623	62,534	63,730	64,568
Total Assets	757,797	771,791	787,802	813,549

1.	Borrowings include preference share capital of ₹350 crore
2.	Prior period figures have been re-grouped/re-arranged where necessary.

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All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face in our international operations, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, regulatory assessments of our asset quality, provisions, risk management, capital adequacy and management functioning, other measures of the safety and soundness of our operations or compliance with applicable laws, regulations, accounting and taxation norms or regulatory policies, technological changes, investment income including the ability to successfully monetise our investment in subsidiaries, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the equity, bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or email corporate.communications@icicibank.com

For investor queries please call Anindya Banerjee / Sonal Bagaria at 91-22-2653 7131 / 91-22-2653 6124 or email ir@icicibank.com.

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1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹63.88

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	January 31, 2018	By:	/s/ P. Sanker
			Name :	Mr. P. Sanker
			Title :	Senior General Manager (Legal) & Company Secretary